Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Details of Itaú Unibanco and CorpBanca operation

Itaú Unibanco and CorpBanca announced on January 29, 2014 that they planned to merge Banco Itaú Chile and CorpBanca in a stock-for-stock transaction that combines their banking businesses in Chile and Colombia and creates a strong Andean banking platform.

The operation - which remains subject to regulatory approvals from the Brazilian, Colombian, Chilean, Panamanian and US regulators as well as approval by shareholders of Banco Itaú Chile and CorpBanca and satisfaction of other customary closing conditions - offers numerous benefits to all stakeholders of both banks:

•         The operation will create one of the most robust financial institutions in Latin America, with US$45 billion in assets, a total loan portfolio of US$34 billion and US$27 billion in deposits.

•         Customers of all entities involved will have access to a greater array of product offerings as well as a more extensive branch network, with 217 branches in Chile and 172 branches in Colombia to better serve our clients.

•         The merged entity will benefit from improved funding costs and ability to further leverage Tier 1 capital.

•         The operation is expected to be accretive for shareholders of both Itaú Unibanco and CorpBanca, and is expected to generate annual pre-tax synergies of US$100 million on a fully-phased basis in Chile, which will benefit all shareholders.

•         This operation and its terms are in line with Itaú Unibanco’s vision of value-creation and sustainable performance. It is also consistent with Itaú Unibanco’s strategy to significantly expand its footprint in Latin America and further consolidate its leading position in that market, notably by establishing a stronger presence in Colombia’s banking sector.

Itaú Unibanco wishes to reaffirm some key aspects of this operation and clarify some issues which have been raised in the press, demonstrating that it is consistent with the rights of Corpbanca’s minority shareholders:

•         From the start, the operation was structured as a merger, with the purpose of long-term value creation, and an acquisition was never contemplated. Itaú Unibanco will contribute its operations in Chile (through the incorporation of Banco Itaú Chile by CorpBanca) in exchange for newly-issued shares of CorpBanca. Post-operation, Itaú Unibanco and CorpGroup will sign a Shareholders’ Agreement, in their capacity as shareholders owning an approximately 66.5% combined stake in the new bank in Chile, with the remainder held by minority shareholders.

•         All shareholders of CorpBanca will receive the same consideration in the proposed transaction. As this is a stock-for-stock transaction, the value to be received by all shareholders is implied in the accretion to earnings and/or book value per share, and further amplified by the effects of potential synergies. In addition, as a result of Banco Itaú Chile’s capital position, the transaction is expected to be capital-accretive for CorpBanca shareholders.

•         CorpGroup’s rights under the Shareholders’ Agreement have not been granted at the expense of a lower implied valuation for the proposed exchange ratio offered to all shareholders.

•         The Shareholders’ Agreement between Itaú Unibanco and CorpGroup contains some provisions specifically for CorpGroup, but it is important to underscore that:

o         These provisions are not to the detriment of any rights of minority shareholders in CorpBanca.

o         Some of these provisions are simply mechanisms to provide liquidity to CorpGroup in return for the strict constraints it faces on selling its shares held in the merged entity, while other minority shareholders face no restrictions in trading their shares at any time.

o         Under these liquidity mechanisms, should CorpGroup exercise its right to sell shares to Itaú Unibanco, it can only do so at market price. CorpGroup will have the option of selling the shares directly to Itaú Unibanco or via the Santiago Stock Exchange through a competitive process in which any investor can participate. CorpGroup will have an option to buy back all the shares purchased by Itaú Unibanco, either directly or via the Santiago Stock Exchange. If repurchased directly from Itaú Unibanco, that buy-back option can only be exercised at the price at which the shares were sold to Itaú Unibanco, plus an annual interest rate and a spread. If the buy-back option is exercised via the Santiago Stock Exchange by way of a competitive process, Itaú Unibanco will place an order to sell the shares at the same price at which it acquired the shares, plus an annual interest rate and a spread.

•         Concerning Colombia, no shareholder in the potential buyout of shares of CorpBanca Colombia would receive a higher consideration than others in terms of valuation. The implied valuation of the purchase price offered to minority shareholders is consistent with CorpBanca’s acquisitions of Banco Santander Colombia (in late 2011) and Helm Bank (in 2012) and also compares favorably to local peer multiples. Moreover, this increased investment in CorpBanca Colombia by CorpBanca, if completed, will allow all CorpBanca’s shareholders to benefit from a greater share of the solid returns generated in Colombia. In addition, a potential public offering (IPO) in Colombia, which is already contemplated in the existing CorpBanca Colombia shareholders’ agreement between Helm Corporation and CorpBanca, would provide minority shareholders with an additional opportunity for liquidity if they do not participate in the buyout.

•         The granting of a $950 million line of credit to CorpGroup by Itaú Unibanco was a commercial decision by Itaú Unibanco and was offered on customary terms with a 7-year maturity, interest of Libor + 2.70%/year, as well as a requirement that CorpGroup post collateral in the form of CorpBanca shares. The loan can only be used to refinance existing debt. It will also facilitate the timely completion of the operation by providing a safety net in case required waivers over CorpGroup’s existing covenants could not be obtained.

•         The merged entity intends to pay a strong dividend to shareholders, consistent with CorpBanca’s payout policy, while at the same time growing at least in line with the market and securing a very strong capital position – which under the Shareholders’ Agreement will be the higher of the average of the biggest 3 private banks in Chile and Colombia and 120% of the minimum regulatory capital requirement in Chile and Colombia. Dividend payments will not come at the expense of maintaining these minimum capital ratios. No floor has been set on dividend payments and they will be set according to distributable cash earnings. Should the total dividend payments not reach US$370 million in any of the first eight fiscal years following the merger, CorpGroup will have the option, but only if needed, of selling a limited number of shares to Itaú Unibanco in order to generate liquidity. Initially the merged Chilean bank is expected to have a BIS ratio of between 15% and 16% and this excess of capital will not be distributed, as it is intended to support future growth.

•         The operation is fully compliant with applicable laws and regulations in all jurisdictions and is fully in line with applicable standards of corporate governance. These aspects were assessed and approved by renowned legal advisors in Chile, Colombia and the US.

•         The parties to the operation have been fully transparent, making public not only the Transaction Agreement but also the Shareholders’ Agreement and hosting conference calls with market participants to present the operation.

•         The transaction has been evaluated as “credit positive” by major rating agencies and was positively assessed by several independent analysts.

As Latin America’s largest bank with a 90-year history made of several successful mergers and acquisitions, Itaú Unibanco has a strong track record of sustainable growth, high standards of corporate governance, the fair treatment of shareholders and long term value creation. This transaction is fully in line with these commitments.

São Paulo (SP), March 26, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer